                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                                   PHC, INC.
===============================================================================
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
===============================================================================
                         (Title of Class of Securities)

                                    69331510
===============================================================================
                                 (CUSIP Number)

                            J. David Washburn, Esq.
                                 Arter & Hadden
                          1717 Main Street, Suite 4100
                       Dallas, Texas 75201 (214) 761-4309
===============================================================================
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 14, 1997
===============================================================================
                      (Date of Event Which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with this Statement. [ ]
(A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20038K109                       13D

(1)      Name of Reporting Person                                      Infinity Investors Limited
         I.R.S. Identification                                                                N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                   (a) [X]
         Member of a Group*                                                               (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                     WC

(5)      Check Box if Disclosure of Legal                                                    [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                 Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                           2,399
                                                     Power
            Beneficially
                                            (8)      Shared Voting                         1,497
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                      2,399
                                                     Power
               with:
                                            (10)     Shared Dispositive                    1,497
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                               3,896
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                     0.1%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                            CO

*        SEE INSTRUCTIONS

CUSIP No. 20038K109                       13D

(1)      Name of Reporting Person                                      Seacrest Capital Limited
         I.R.S. Identification                                                              N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                 (a) [X]
         Member of a Group*                                                             (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                    WC

(5)      Check Box if Disclosure of Legal                                                   [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                          1,497
                                                     Power
            Beneficially
                                            (8)      Shared Voting                        2,399
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                     1,497
                                                     Power
               with:
                                            (10)     Shared Dispositive                   2,399
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                              3,896
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                               [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                    0.1%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                           CO


*         SEE INSTRUCTIONS

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1


1.       SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the class A common stock, $.01 par value per share (the "Common Stock"), of PHC, Inc., a Massachusetts corporation, which has its principal executive offices located at 200 Lake Street, Suite 102, Peabody, Massachusetts 01960 (the "Issuer").

2.       IDENTITY AND BACKGROUND.

         Group Filing      Pursuant to rule 13d-1(f)(1) promulgated under the
         Only              Securities Exchange Act of 1934, as amended (the
                           "Exchange Act"), this Statement is filed jointly by Infinity Investors Limited, a Nevis, West Indies business corporation ("Infinity") and Seacrest
                           Capital Limited, a Nevis, West Indies business corporation ("Seacrest" and collectively with
                           Infinity, the "Reporting Persons") as a "group" as such term is used in Rule 13d-5 of the Exchange Act.
                           However, both of such Reporting Persons expressly state that they are included in this Statement solely for the purpose of presenting information with respect to the ownership of the Common Stock of the Issuer and disclaim any knowledge as to any statements made herein by or on behalf of the other
                           Reporting Person. Both of the Reporting Persons disclaim beneficial ownership of the shares of Common Stock held (or acquirable upon exercise of derivative securities held, if any) by the other
                           Reporting Person pursuant to Rule 13d-4 of the Exchange Act. The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of both of them.

         (a) - (c)         Both  of  the  Reporting  Persons are principally
          and (f)          engaged in the business of acquiring, holding,
                           selling, trading, exchanging or otherwise investing in securities and other financial assets. The principal business and principal office address of both of the Reporting Persons is located at Memorial
                           Square, P. O. Box 556, Charleston, Nevis, West
                           Indies. The mailing address of both of the Reporting
                           Persons is 27 Wellington Street, Cork, Ireland. The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Infinity, if any, (and the executive officers and directors of any entity which could be deemed ultimately in control of Infinity) are set forth on Schedule 1 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Infinity Individuals."
                           The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Seacrest, if any, (and the executive officers and directors of the entity which could be deemed ultimately in control of Seacrest) are set forth on Schedule 2 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Seacrest
                           Individuals" and, collectively, with the Infinity
                           Individuals, the "Individuals."

         (d) - (e)         During the last five (5) years, neither of the
                           Reporting Persons nor any of the Individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither of the Reporting Persons nor any of the Individuals is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, either of the Reporting Persons or any of the Individuals was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in further detail in the paragraphs below, effective August 14, 1997, the Reporting Persons, as a group, acquired an aggregate of 851,769 shares of Common Stock (the "Conversion Shares") directly from the Issuer in connection with the conversion of (i) $1,835,498 principal amount of the Issuer's 7% Convertible Debentures due December 31, 1998 (the "Debentures") issued to the Reporting Persons on October 7, 1996 and (ii) $132,088 accrued but unpaid interest relating thereto. The Issuer issued $1,875,000 principal amount of the Debentures to Infinity and $1,250,000 principal amount of Debentures to Seacrest for a purchase price of $1,500,000 and $1,000,000, respectively, on October 7, 1996. The funds used to acquire the Debentures were derived from the separate working capital accounts of each of the Reporting Persons.

         Pursuant to its terms, the Debenture is convertible, at the option of the holder, into shares of Common Stock based upon a conversion price determinable by reference to a formula contained in the Debenture which is affected by the market price of the Common Stock as of specified dates. Notwithstanding the foregoing, however, the Debenture was not convertible at any time for any number of shares of Common Stock in excess of that number which would render the Reporting Persons the beneficial owners of 4.99% or more of the then issued and outstanding shares of Common Stock of the Issuer (the "Ownership Cap").

         Effective August 14, 1997, the Issuer agreed to waive the Ownership Cap with respect to that portion of the Debentures held by the Reporting Persons which then remained unconverted. In addition, the Issuer agreed to permit the Reporting Persons to convert the interest relating to the Debentures then remaining accrued but unpaid upon the same terms as the unconverted Debentures. Accordingly, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons became the beneficial owners of 851,769 shares of Common Stock, or approximately 24.3% of the outstanding Common Stock of the Issuer (based on 2,646,884 shares of Common Stock outstanding at April 30, 1997) immediately upon waiver of the Ownership Cap. Subsequently, but also on August 14, 1997, the Reporting Persons converted the remaining principal of the Debentures and the accrued but unpaid interest pursuant to the terms of the waiver and acquired 851,769 shares of Common Stock thereby at a conversion price of $2.31 per share.

         Thereafter, on August 14, 1997, the Reporting Persons disposed of a total of 850,000 shares of Common Stock in separate open-market transactions at an average price of $2.25 per share or an aggregate sales price of approximately $1,912,500. After such sales, the Reporting Persons held an aggregate of 3,896 shares of Common Stock (the "Remaining Shares").

4.       PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Debentures and the underlying Conversion Shares from the Issuer for investment purposes only. Although the Reporting Person has no present intention to effect any additional transactions in the Common Stock of the Issuer, it may, based upon a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, acquire additional shares of Common Stock of the Issuer or dispose of some or all of the Remaining Shares.

         The Reporting Person has no present plans to cause the Issuer to engage in any extraordinary corporate transactions; to effect any change of the Issuer's management or its directors, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws; or to delete, delist or terminate the registration of any securities of the Issuer.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) Immediately upon the Issuer's waiver of the Ownership Cap as described in Item 3 above (August 14, 1997) the aggregate number of shares of Common Stock which may be deemed to have been beneficially owned by the Reporting Persons, as a group, as of such date was 851,769 shares constituting approximately 24.3% of the outstanding Common Stock of the Issuer (based on 2,646,884 shares of Common Stock outstanding at April 30, 1997 pursuant to information contained in the Issuers Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997 (the "10-QSB")). As of the date hereof, the aggregate number of shares of Common Stock held by the Reporting Persons, as a group, is 3,896 shares constituting approximately .1% of the outstanding Common Stock of the Issuer (based on the information contained in the 10-QSB).

         (b) Individually, and without reference to the "group" described above, Infinity and Seacrest may have been deemed to be the beneficial owners of 510,996 and 340,773 shares of Common Stock, respectively, upon waiver of the

               Ownership Cap. Accordingly, based upon information contained in the Issuer's 10-QSB, Infinity and Seacrest could have been deemed to be the beneficial owners of 16.2% and 11.4%, respectively, of the outstanding Common Stock of the Issuer at such time.

               Both of the Reporting Persons believes that is has sole voting and dispositive power over the shares held by it, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the shares held by the other Reporting Person. However, pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of those shares over which it does not have sole voting and dispositive power. The table below summarizes the number of Remaining Shares over which each Reporting Person holds sole voting and dispositive power and shared voting and dispositive power:

                                          REMAINING SHARES
                          -----------------------------------------------------
                          Sole Voting/Dispositive     Shared Voting/Dispositive
                          -----------------------     -------------------------
               Infinity            2,399                        1,497
               Seacrest            1,497                        2,399

          (c) During the period from July 2, 1997 until August 14, 1997, the Reporting Persons disposed of an aggregate of 1,327,800 shares of Common Stock of the Issuer in the open market. The total sales proceeds derived from the transactions were $3,253,906. Specifically, the Reporting Persons effected the following additional transactions in the shares of Common Stock of the Issuer on the dates indicated:


                                          Reporting Person
                                          ----------------              Average
 Date               Transaction         Infinity        Seacrest       Price/Share          Amount
-------             -----------         --------        --------       -----------        ----------
7/2/97              Market Sale          27,600           18,400         2.8845           132,687.00
7/9/97              Market Sale          27,000           18,000         3.1813           143,158.50
7/16/97             Market Sale          31,800           21,200         2.8803           152,655.90
7/17/97             Market Sale          30,000           20,000         2.8056           140,280.00
7/21/97             Market Sale          30,000           20,000         2.8006           140,030.00
7/22/97             Market Sale          14,280            9,520         2.7707            65,942.66
7/24/97             Market Sale          30,000           20,000         2.7775           138,875.00
7/25/97             Market Sale          21,000           14,000         2.7545            96,407.50
7/29/97             Market Sale          30,000           20,000         2.7169           135,845.00
8/5/97              Market Sale          12,000            8,000         2.6512            53,024.00
8/11/97             Market Sale          15,000           10,000         2.6250            65,625.00
8/12/97             Market Sale          18,000           12,000         2.5625            76,875.00
8/14/97             Market Sale         510,000          340,000         2.2500         1,912,500.00
                                        -------          -------                        ------------
                         TOTALS         796,680          531,120                        3,253,905.56

               Except as specifically set forth herein, the Reporting Persons have not effected any transactions in the shares of Common Stock of the Issuer within the preceding sixty (60) days.

          (d)  Not applicable.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer on August 14, 1997.

6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Reporting Person has no other contracts, arrangements, understandings, or relationships with any person with respect to any securities of the issuer.

7.        MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.                     Exhibit
          -----------                     -------

            99.1 Joint Filing Agreement, dated August 22, 1997, between Infinity Investors Limited and Seacrest Capital Limited

                                   SIGNATURE

     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:  August 22, 1997

                                        INFINITY INVESTORS LIMITED


                                        By:  /s/ James E. Martin
                                             ----------------------------------
                                             James E. Martin
                                             Director

                                        SEACREST CAPITAL LIMITED


                                        By:  /s/ James E. Martin
                                             ----------------------------------
                                             James E. Martin
                                             President













                    Attention: Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).

                                   SCHEDULE 1

                             INFORMATION REGARDING
                           INFINITY INVESTORS LIMITED


         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited ("Infinity").

NAME AND CITIZENSHIP OR                                     PRESENT PRINCIPAL OCCUPATION       POSITION WITH
 PLACE OF ORGANIZATION        BUSINESS ADDRESS                   OR EMPLOYMENT               REPORTING PERSON
-----------------------       ----------------              ----------------------------     ----------------
Cofides S.A.*                 P. O. Box 556                  Nevis business corporation      Vice President and
(Nevis, West Indies)          Charlestown, Nevis,            which serves as fiduciary       Director
                              West Indies                    of various entities

James A. Loughran             38 Hertford Street             Lawyer                          Director
(Irish)                       London, England
                              W1Y 7TG

James E. Martin               38 Hertford Street             Accountant                      Director
(British)                     London, England
                              W1Y 7TG

SECORP Limited                38 Hertford Street             British corporation which       Secretary
(Nevis, West Indies)          London, England                serves as the Secretary of
                              W1Y 7TG                        various entities

Margareta Hedstrom            37 Shepherd Street             Business Executive              President and
(Swedish)                     London, England                                                Treasurer
                              W1Y 7LH

* The members of the Board of Directors of Cofides S.A. are Ashly Bolt & Co. Ltd. and Margareta Hedstrom.

     Infinity advises that no persons and/or organizations control Infinity (either individually or as a group) as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.

                                   SCHEDULE 2

                             INFORMATION REGARDING
                            SEACREST CAPITAL LIMITED


         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Seacrest Capital Limited ("Seacrest").

NAME AND CITIZENSHIP OR                                      PRESENT PRINCIPAL OCCUPATION        POSITION WITH
 PLACE OF ORGANIZATION        BUSINESS ADDRESS                      OR EMPLOYMENT               REPORTING PERSON
----------------------        ----------------               ----------------------------       ----------------
James E. Martin               38 Hertford Street             Accountant                         President
(British)                     London, England
                              W1Y 7TG

SECORP Limited                38 Hertford Street             British corporation which          Secretary
(Nevis, West Indies)          London, England                serves as the Secretary of
                              W1Y 7TG                        various entities

Parchmore Incorporation*      80 Broad Street                Liberian  corporation which        Director
(Liberia)                     Monrovia                       serves as the Director of
                              Liberia                        various entities

* The director of Parchmore Incorporation is Wendover Limited, National Bank Building, Nevis, West Indies.

     Seacrest advises that Hunt Financial Partners, L.P., a Texas limited partnership ("Hunt Financial") owns 75% of the equity interests of the sole general partner (the "GP Entity") of a limited partnership which owns 100% of the outstanding equity interests of Seacrest. As a result, Hunt Financial may be deemed in control of Seacrest as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended. The remaining 25% of the equity interests in the GP Entity are held by John A.
(Pete) Bricker, Jr., an individual resident of the State of Texas. Hunt Financial has informed Seacrest that the general partner of Hunt Financial is Hunt Financial Group, L.L.C., a Delaware limited liability company, whose Board of Managers consists of J. R. Holland, Jr., Clark K. Hunt and Lamar Hunt, each an individual resident in the State of Texas.

                               INDEX TO EXHIBITS


  Exhibit No.                      Exhibit
  -----------                      -------

     99.1 Joint Filing Agreement, dated August 22, 1997, between Infinity Investors Limited and Seacrest Capital Limited